SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date of Report: June 11, 2002

Commission File Number: 0-30320

TRINTECH GROUP PLC
(Exact name of registrant as specified in its charter)

Ireland
(Jurisdiction of incorporation or organization)

Trintech Group PLC
Trintech Building
South County Business Park
Leopardstown
Dublin 18, Ireland
(Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20–F or Form 40–F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities and Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3–2(b): 82-  N/A

TRINTECH GROUP PLC

Form 6-K

On June 07 2002, Cyril P. McGuire, Chairman, Chief Executive Officer and Director of Trintech Group PLC purchased the following number of equivalent American Depositary Shares:

Name	Title	Number of ADS’s Purchased(1)
Cyril P. McGuire	Chairman, Chief Executive Officer and Director	57,800

(1)	Each ADS represents two of Trintech’s ordinary shares.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ R PAUL BYRNE
R. Paul Byrne Chief Financial Officer

Dated: June 11, 2002

3